Rose Rock Midstream, L.P. Computation of Ratio of Earnings to Fixed Charges (dollars in thousands)	Exhibit 12.1

						Predecessor
	Nine Months Ended September 30, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	One Month Ended December 31, 2011	Eleven Months Ended November 30, 2011	Year Ended December 31, 2010
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	(7,573)	5,547	19,944	23,954	2,148	21,087	23,477
Add:
Fixed Charges	31,691	22,303	9,533	2,428	266	1,970	720
Amortizaton of capitalized interest	42	61	25	6	1	0	0
Cash distributions from equity investees	75,226	66,768	16,999	0	0	0	0
Subtract:
Capitalized interest	558	519	949	193	84	0	0

Pretax income as adjusted	98,828	94,160	45,552	26,195	2,331	23,057	24,197

Fixed charges:
Interest expense	30,694	21,279	8,181	1,912	155	1,668	482
Interest capitalized	558	519	949	193	84	0	0

	31,252	21,798	9,130	2,105	239	1,668	482
Portion of rents representative of an appropriate interest factor	439	505	403	323	27	302	238

Total fixed charges	31,691	22,303	9,533	2,428	266	1,970	720

Ratio of earnings to fixed charges	3.1	4.2	4.8	10.8	8.8	11.7	33.6

On November 29, 2011, SemGroup Corporation contributed SemCrude, L.P. to Rose Rock Midstream, L.P.